FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, year ending March 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 28, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Consolidated Results of Operations (US GAAP)

Third quarter, year ending March 2009

Nomura Holdings, Inc. January 2009

1. This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2009 Nomura Holdings, Inc. All rights reserved.

2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5. This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6. The consolidated financial information in this document is unaudited.

2

Outline

Presentation Financial Supplement Third Quarter Results Key Points (P4-P12) Domestic Retail Related Data (P24-P28) Consolidated Financial Highlights (P13) Global Markets Related Data (P29-P30) Consolidated Balance Sheet (P14) Global Investment Banking Related Data (P31) Global Merchant Banking Related Data (P32) Third Quarter Business Segment Highlights (P15) Asset Management Related Data (P33-P34) Domestic Retail (P16) Value at Risk(P35) Global Markets (P17) Number of Employees (P36) Global Investment Banking (P18) Market Share Data (P37) Global Merchant Banking (P19) Consolidated Income (P38) Asset Management (P20) Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes (P39) Segment “Other” (P21) Non-interest Expenses (P22) Main Revenue Items (P40)

3

Third Quarter Results Key Points

Third quarter financial results

Net revenue was negative 49.7 billion yen, loss before income taxes was 399.5 billion yen, and net loss was 342.9 billion yen. Significant losses booked due to market turmoil from September onwards. (One-off losses and expenses1 totaled 243.4 billion yen; trading losses2 in Global Markets of 147 billion yen after stripping out one-off losses)

Capital management and financial standing

Raised 110 billion yen from subordinated convertible bond issuance and 300 billion yen from subordinated bond issuance. Consolidated capital adequacy ratio expected to be around 185% as at end of December 2008. Diversified sources of liquid funds and constantly controlling liquidity while testing against various scenarios.

Growing business platform

Retail operations won new customers and increased funds through Mitsubishi UFJ Financial Group public offering and Nomura’s subordinated bond issuance. New accounts increased 21% from the prior quarter and net asset inflow exceeded the prior quarter at 1.44 trillion yen. In wholesale operations, the acquisitions of the Lehman businesses helped take Nomura to the top of the Asia (ex-Japan) M&A financial advisors league table3, a first for the firm. Flow and trading businesses are also showing marked improvement.

1. Losses related to exposure to Madoff, Iceland, investments in equity securities, and Global Merchant Banking business. Expenses include impairments on equity-method investees and additional expenses related to Lehman acquisitions.

2. Includes net interest revenue.

3. Thomson Reuters, CY2008 completed transactions. 4

Breakdown of Pre-Tax Loss and Market Environment

Financial market turmoil led to significant derivative and credit trading losses as well as asset write-downs.

Market conditions prevented hedges from working properly, but market has started improving in January.

Breakdown of third quarter income (loss) before income taxes (estimate)

Income (loss) before One-off losses Global Markets Non-interest Net revenue income taxes and expenses1 trading losses due to expenses (excl. Global Markets financial market (excl. one-off items) trading losses and (US GAAP) turmoil2 one-off items)

(billions of yen) (227.2) 218.0

(147.0) (399.5) (243.4)

Income (loss) before income taxes for nine months ended December 2008

(623.0) 615.6

(142.9) (553.1) (402.9)

Increased volatility

90 80 70 60

50

40

VIX (S&P 500 volatility index)

30

20

10

Yen/euro 30-day volatility

0

04/3/31 04/9/30 05/3/31 05/9/30 06/3/31 06/9/30 07/3/31 07/9/30 08/3/31 08/9/30

1. Estimate of losses related to exposure to Madoff, Iceland, monolines, real estate, investments in equity securities, Global Merchant Banking business, and impact of Lehman failure. Expenses include impairments on equity-method investees and additional expenses related to Lehman acquisitions.

2. Includes net interest revenue; excludes one-off items.

Capital and Assets

Consolidated capital adequacy ratio expected to be around 185%

Raised Tier 2 capital (Dec. 2008) Y300bn from subordinated bond issuance

Y110bn from subordinated convertible bond issuance

Total assets of Y22.45tn (Dec. 2008) Down 39.2% from Dec. 2006 (Y36.93tn) Down 9.3% QoQ

Liquidity management Tested against various scenarios to ensure surplus funds

(trillions of yen) Tier 1 and Tier 2 capital 2.5

2.0 1.5 1.0 0.5

0

2006.12 2008.9 2008.12

(trillions of yen) Total assets 40

30 20 10

0

2006.12 2008.9 2008.12

6

Trading Assets

Continued to conservatively mark to market both trading assets and reserves.

Reducing to clean up loss-making positions, rebuilding trading strategy.

Ratio of monoline provisions Leveraged loans

(%) (billions of yen)

100% 200

50% 100

Fully hedged or exited four of the seven monoline exposures after making full provisions

0%

2007.12 2008.3 2008.12 2008.6 2008.9 2008.12

US RMBS securitization business exposure1 US CMBS-related exposure

(billions of yen) (billions of yen)

1,000 300

Early exit from US RMBS Proactive hedging 500 securitization business 150

2006.12 2008.3 2008.12 2007.12 2008.3 2008.12

1. Excludes positions held in funds not used for securitization business

(see p. 29 for details) 7

NOMURA

Dominant Retail Customer Base

Retail business

Achievements in retail business

- Mitsubishi UFJ Financial Group public offering of 82.5 billion yen
- Nomura Holdings subordinated bond offering of 300 billion yen (largest to date).
- IPO of Gree, lead managed by Nomura, had largest market cap on Mothers market at time of floating (Y110bn).
- Net purchases in cash equities of 300 billion yen vs. 1 trillion yen on Japan's three major domestic exchanges.
- Investment trusts inflows of over 100 billion yen in January mainly in Nomura US High Yield Bond Fund.

Nomura's market share and reputation increasing

- Sharp increase in customer traffic.
- Focused on increasing contact with customers.
- 218,000 new accounts.
- Net asset inflow of 1.44 trillion yen.


Customer traffic
Nomura
Oct
Nomura
2Q avg.

Strategy and key initiatives

- Achieve targets of 110 trillion yen in Domestic Retail client assets and 6 million customer accounts.
- Deliver products and services aligned to customer needs and implement regional strategies to boost productivity.
- Enhance employee training to improve face-to-face services, carry out effective marketing in non-face-to-face channels (consider integrating Joinvest Securities).



それ、野村にきいてみよう。

8

NOMURA

Former Lehman Involvement Helping Increase Cross-Border M&A deals

Global Investment Banking

Jan. 2009
Alitalia
IMMSI, others
Air France-KLM
Acquisition
EUR323 million
Financial advisor to acquirer

Jul. 2008
EPCOS AG
TDK
Acquisition
EUR1.4 billion
Financial advisor to acquirer

Jan. 2009
Tsingtao Brewery
Asahi Breweries
Acquisition
USD667 million
Financial advisor to acquirer

Dec. 2008
Tanganyika Oil Company Ltd.
Sinopec International Petroleum Exploration & Production
Acquisition
CAD2.1 billion
Financial advisor to acquirer

Jun. 2008
Ranbaxy Laboratories Ltd.
Daiichi Sankyo
Acquisition
JPY539bn
Financial advisor to acquirer

Jan. 2009
Quippo Telecom Infrastructure Ltd.
Tata Teleservices Ltd.
Acquisition
USD2.6 billion
Co-financial advisor to acquirer

Dec. 2008
Australian beverage business of
Cadbury Group
Asahi Breweries
Acquisition
AUD1.2 billion
Financial advisor to acquirer



$mil
Cross-border deals involving Japanese companies
No. of deals
60,000
50,000
40,000
30,000
20,000
10,000
0
250
200
150
100
50
0
2004 1H
2004 2H
2005 1H
2005 2H
2006 1H
2006 2H
2007 1H
2007 2H
2008 1H
2008 2H
In-Out (Transaction value)
Out-In (Transaction value)
In-Out (No. of deals)
Out-In (No. of deals)

Source: Thomson Reuters

Europe

Rank	Financial Advisor	Rank Value (US$ mn)	# of Deals
1	JP Morgan	617,015.0	191
2	Goldman Sachs & Co	475,525.8	135
3	Merrill Lynch	427,062.4	170
4	Citi	408,195.4	128
5	UBS	405,743.8	158
6	Morgan Stanley	377,067.4	155
7	Deutsche Bank AG	356,780.7	175
8	Credit Suisse	318,669.7	149
:	:	:	:
12	Nomura	223,224.1	60

Asia (ex-Japan)

Rank	Financial Advisor	Rank Value (US$ mn)	# of Deals
1	Nomura	44,776.2	27
2	Morgan Stanley	41,558.1	48
3	UBS	40,823.7	35
4	JP Morgan	37,276.3	39
5	Merrill Lynch	36,216.6	39
6	China International Capital Co	34,884.2	5
7	Citi	34,343.1	35
8	Credit Suisse	33,763.0	48
9	Goldman Sachs & Co	29,782.4	37
10	CIMB Investment Bank Bhd	17,521.7	68

Japan

Rank	Financial Advisor	Rank Value (US$ mn)	# of Deals
1	Nomura	31,494.6	111
2	Morgan Stanley	25,248.0	24
3	Mitsubishi UFJ Financial Group	24,521.3	93
4	Goldman Sachs & Co	18,239.9	22
5	JP Morgan	18,144.7	19
6	UBS	16,971.6	17
7	Merrill Lynch	12,628.6	19
8	Citi	11,943.1	82
9	GCA Savvian Group Corp	11,408.4	35
10	Daiwa Securities SMBC	11,396.1	76

Source: Thomson Reuters, Any Involvement Completed Base (CY2008)

9

Former Lehman Involvement Helping Increase Flow Business

Global Equity

High-speed trading system and research coverage



Asia
296
459
2008.9
2008.12
Europe
130
367
2008.9
2008.12
Total (including Japan)
1,046
1,432
2008.9
2008.12

- High-speed trading system started
- Research coverage up in Europe and Asia (graph above)

Increased market share in Japan



6.29%
6.80%
7.73%
8.14%
Jan-Sep average
Oct
Nov
Dec

Total share for equities (on-floor, off-floor, and off-exchange); Source: Nomura

Global Fixed Income

New businesses following Lehman acquisitions

- Newly established rate trading desk
- Newly established CDS trading desk
- Starting onshore FX trading in Asia (late Jan.)
- Plan to Apply for primary dealer license in US
- All front end systems fully operational (by Apr.)

Revenues from flow businesses increasing



Tokyo Government & Repo Revenue
Up 3.1x
2Q
3Q
Tokyo FX Revenue
Up 5.7x
2Q
3Q
London Repo Revenue
Up 4.6x
2Q
3Q
London Government Revenue
Up 4.0x
2Q
3Q

10

Strategic Initiatives

Strategy

Focus on expanding client base and increasing share in flow business to boost revenues. Concentrate resources in strategic areas and move with speed to scale down or exit non-core businesses.

Asset reduction

Continue reviewing operations and investments, including selling off assets not suited to business focus.

Cost cutting

Work to achieve 10% group-wide cost cut next fiscal year by focusing on core businesses in the short term and revamping business process over the medium term.

Capital policy

Capital policy for medium to long term growth.

Review of dividend policy

Current fiscal year dividend fixed at 25.5 yen per share (forgo fourth quarter dividend)

Dividend policy for next fiscal year

Aim for stable payouts using a dividend payout ratio of 30% as a key indicator.

Paid on a semi-annual basis in principle.

11

Playing Vital Role in Capital Markets

Nomura has navigated the financial crisis well and is now positioned to play a vital role in supporting the world’s capital markets.

Able to access Japan’s 1,500 trillion yen in personal financial assets and other wealth around the world while leveraging position as an independent player.

Global financial institution with unparalleled platform in Asia including Japan

Playing a vital role in the capital markets by bringing together clients

Independent No injection of public funds Low leveraged business model

12

Consolidated Financial Highlights

Full Year

Net income (loss) ROE (%)

(billions of yen) 400

300 200 100 0

-100

10.1%

172.3

5.2%

94.7

15.5%

304.3

8.3%

175.8

-67.8

20% 15% 10% 5% 0%

Quarter

(billions of yen)

60

0 -60 -120 -180 -240 -300 -360

21.8

3.9%

-76.6

-72.9

-153.9

-342.9

20%

0%

- - - -

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

Net revenue 803.1 799.2 1,145.7 1,091.1 787.3

Income (loss) before income taxes 282.7 204.8 545.0 321.8 -64.6

Net income (loss) 172.3 94.7 304.3 175.8 -67.8

Total shareholders’ equity 1,785.7 1,868.4 2,063.3 2,185.9 1,988.1

ROE (%)* 10.1% 5.2% 15.5% 8.3% -

Basic net income (loss) per share (yen) 88.82 48.80 159.02 92.25 -35.55

Shareholers’ equity per share (yen) 919.67 962.48 1,083.19 1,146.23 1,042.60

* Quarterly data has been annualized

FY2008.3 FY2009.3

3Q 4Q 1Q 2Q 3Q

244.3 21.5 135.1 128.1 -49.7

44.4 -198.3 -84.3 -69.3 -399.5

21.8 -153.9 -76.6 -72.9 -342.9

2,233.0 1,988.1 1,945.2 1,810.1 1,419.0

3.9% - - - -

11.41 -80.62 -40.14 -38.18 -179.62

1,169.67 1,042.60 1,019.19 948.34 743.24

13

Consolidated Balance Sheet

Total assets declined by 9.3% QoQ.

Gross leverage at 15.8x. Adjusted leverage 10.6x.

Net Level 3 assets of 1.44 trillion yen1 (provisional), down by 361 billion yen compared to 2Q.

Consolidated Balance Sheet

(billions of yen)

Increase Increase

Sep. 30, 2008 Dec. 31, 2008 Sep. 30, 2008 Dec. 31, 2008

(Decrease) (Decrease)

Assets Liabilities

Cash and cash deposits 1,511 1,482 (29) Short-term borrowings 1,232 908 (325)

Payables and deposits 1,107 946 (161)

Loans and receivables 2,665 1,627 (1,038) Collateralized financing 9,704 8,663 (1,041)

Trading liabilities 4,766 4,347 (418)

Collateralized agreements 7,734 7,382 (352) Other liabilities 494 425 (69)

Long-term borrowings 5,645 5,746 101

Trading assets and

private equity investments2 11,006 10,199 (807) Total liabilities 22,948 21,036 (1,912)

Other assets 1,842 1,764 (78) Shareholders’ equity

Total shareholders’ equity 1,810 1,419 (391)

Total assets 24,758 22,455 (2,304) Total liabilities and shareholders’ equity 24,758 22,455 (2,304)

1. After netting derivative assets and liabilities.

2. Including securities pledged as collateral

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

14

NOMURA

Third Quarter Business Segment Highlights

Net Revenue


(billions of yen)
300
200
100
0
-100
-200
-300
251.4
16.4
22.7
20.8
103.2
98.4
-10.2
38.5
38.4
16.9
23.1
14.8
78.5
-133.3
134.4
24.5
21.1
29.0
11.0
85.8
-37.0
136.4
28.0
14.7
20.5
5.2
74.5
-6.5
-38.2
64.7
10.8
22.7
69.7
-171.1
-35.0

FY2008.3		FY2009.3		
3Q	4Q	1Q	2Q	3Q
251.4	38.5	134.4	136.4	-38.2

Income (Loss) before Income Taxes


(billions of yen)
100
50
0
-50
-100
-150
-200
-250
-300
-350
-400
51.5
9.3
5.7
24.4
28.5
-12.3
-4.1
-181.4
3.3
20.1
11.1
0.2
-208.9
-7.1
-84.9
8.2
12.6
16.2
-61.6
-39.4
-20.9
-61.0
13.6
0.8
14.6
5.3
-86.7
-8.7
-388.0
2.3
-295.5
-19.9
-37.6
-2.1
-35.1

FY2008.3		FY2009.3		
3Q	4Q	1Q	2Q	3Q
51.5	-181.4	-84.9	-61.0	-388.0

Reference:
- Domestic Retail: P24
- Global Markets: P29
- Global Investment Banking: P31
- Global Merchant Banking: P32
- Asset Management: P33
- Segment "Other": P21
- Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes: P39

Other
Asset Management
Global Merchant Banking
Global Investment Banking
Global Markets
Domestic Retail

Note: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

15

NOMURA

Domestic Retail

Net Revenue and Income (Loss) before Income Taxes

Quarter


(billions of yen)
150
100
50
0
Net revenue
Income before income taxes
98.4
78.5
85.8
74.5
69.7
28.5
11.1
16.2
5.3
2.3
FY2008.3
FY2009.3
3Q
4Q
1Q
2Q
3Q

Full Year


(billions of yen)
500
400
300
200
100
0
305.8
304.4
446.5
440.1
402.0
79.5
81.2
197.2
160.9
122.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3

- **Business Performance**

  Net revenue was 69.7 billion yen (-6.5% QoQ, -29.2% YoY). Income before income taxes was 2.3 billion yen (-57.1% QoQ, -92% YoY).
  - Profitable despite tough market environment.

- **Growing customer base**
  - Domestic Retail client assets of 58.3 trillion yen at end of December following dive in stock market (down 10 trillion yen QoQ).
  - Net asset inflow of 1.44 trillion yen thanks to dematerialization of stock certificates in Japan and stock and bond offerings.
  - Number of accounts with a balance increased by approx. 160,000 from prior quarter to 4.44 million.
  - 218,000 new accounts opened by retail investors, higher than in the third quarter of the fiscal year ended March 2005.

- **Increase in revenue from equities**
  - Retail stock brokerage commissions of 15 billion yen (up 40.7% QoQ)
  - Mitsubishi UFJ Financial Group offering: Ratio of new funds of 51%.

- **Quarter Highlights**
  - New branch offices: Tsukuba branch (Dec)
    Total of 171 branches as of end of December (announced)

Reference:
- Net Revenue and Income (Loss) before Income Taxes: P24
- Retail stock brokerage commissions, commissions for distribution of investment trusts: P25
- Domestic Retail Client Assets: P26
- Domestic Retail Client Assets Net Asset Inflow: P27
- Number of Accounts: P28

16

Global Markets

Net Revenue and Income (Loss) before Income Taxes

Quarter

(billions of yen)

120 103.2

60 24.4

11.0

0

-6.5

-60

-61.6

-120 -133.3 -86.7

-180 -171.1

-240 -208.9

-295.5

-300

FY2008.3 FY2009.3

3Q 4Q 1Q 2Q 3Q

Full Year

(billions of yen)

400 371.1

300 284.1 290.0

243.1

200 157.7

120.8

100 60.2 58.8 95.6

0

-100

-200

-300 -226.2

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

Net revenue

Income before income taxes

Business Performance

Net revenue was -171.1 billion yen. Income before income taxes was -295.5 billion yen.

Global Fixed Income

Credit and derivative trading losses due to market turmoil. Iceland related losses (43.1 billion yen) Madoff related losses (32.3 billion yen) Increased revenue from flow businesses such as JGBs.

Global Equity

Booked losses due to deterioration in trading environment. Flow business growing; Total share of Japan Equity* grew from 6.0% in 1Q to 7.5% in 3Q.

Japanese Loan-related Business: Approx. 89 billion yen

Nomura Capital Investment (NCI) Total of approx. 74.5 billion yen.

Balance including commitments: 214.7 billion yen (12/31/2008)

Quarter Highlights

Trades as a result of Lehman acquisitions.

Large portfolio hedge transaction for European bank. Large currency trades in Asia.

Enhanced profile in European equities.

*Total share for equities (on-floor, off-floor, and off-exchange); Source: Nomura

Reference:

• Net Revenue and Income (Loss) before Income Taxes: P29

• Securitization Product Holdings / Leveraged Finance Balance: P29

• Monoline Insurers-related Exposure: P30

• Value at Risk: P35

• Market Share Data: P37

17

Global Investment Banking

Net Revenue and Income (Loss) before Income Taxes

Quarter

(billions of yen)

40

29.0

20.8 22.7

20 14.8 12.6

5.7 5.2

0.2

0

-8.7

-20 -19.9

FY2008.3 FY2009.3

3Q 4Q 1Q 2Q 3Q

Full Year

(billions of yen)

120

99.7 99.2

83.1

80 70.9 75.4

51.5

44.4

40 29.2

22.8

17.2

0

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

Net revenue

Income before income taxes

Business Performance

Net revenue was 22.7 billion yen (4.3x QoQ, 9.2% YoY). Income before income taxes was -19.9 billion yen.

Revenues improved thanks partly to large equity underwriting, but income declined on costs from Lehman acquisitions.

Both cross-border and domestic M&A remained active.

Major Deals

Equity underwriting: Mitsubishi UFJ Financial Group 400 billion yen

M&A : Sinopec’s acquisition of Tanganyika: CAD 2.1 billion Asahi Breweries’ acquisition of Schweppes Australia

AUD1.2 billion

Quarter Highlights

Ranked number 1 in Equity Capital Markets Bookrunner and M&A Financial Advisors league tables (Japan related)* Number 1 in Asia (ex-Japan) M&A financial advisors league table*

*Jan. – Dec. 2008, Thomson Reuters

Reference:

• Net Revenue and Income (Loss) before Income Taxes: P31

• League Tables: P31

• Market Share Data: P37

18

Global Merchant Banking

Net Revenue and Income (Loss) before Income Taxes

Quarter

(billions of yen)

40

23.1 20.5

20 14.6

20.1

0

-10.2

-20 -12.3

-37.0 -35.0

-40 -39.4 -37.6

FY2008.3 FY2009.3

3Q 4Q 1Q 2Q 3Q

Full Year

(billions of yen)

80

68.2 65.0 64.8

60 55.4 52.8 53.3

40

20

10.7 7.3

0.5

0

-3.0

-20

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

Net revenue

Income before income taxes

Business Performance

Net revenue was -35 billion yen. Income before income taxes was -37.6 billion yen.

Booked unrealized gains and losses on certain private equity investee companies.

Quarter Highlights

Additional investment of 50 billion yen in Skylark.

Reference:

• Revenue and Income (Loss) before Income Taxes: P32

• Business exposure: P32

19

NOMURA

Asset Management

Net Revenue and Income (Loss) before Income Taxes

Quarter


(billions of yen)
40
30
20
10
0
-10
22.7
16.9
21.1
14.7
10.8
9.3
3.3
8.2
0.8
-2.1
FY2008.3
FY2009.3
3Q
4Q
1Q
2Q
3Q

Full Year


(billions of yen)
100
80
60
40
20
0
40.1
47.6
64.1
88.1
88.7
3.8
13.0
23.8
39.4
34.0
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3

Net revenue

Income before income taxes

- **Business Performance**

  Net revenue was 10.8 billion yen (-26.3% QoQ, -52.3% YoY). Income before income taxes was -2.1 billion yen.
  - Assets under management decreased by 4 trillion yen from the end of September to 20.3 trillion yen as of the end of December. Asset management fees declined due primarily to a drop in assets under management as a result of the plunge in stock prices and stronger yen.
  - Booked losses from pilot funds due to the market slump.
  - Outstanding balance of Asset Management products sold via bank channels in Japan:

Banks, others*	927.4 billion yen
Japan Post Bank	412.0 billion yen

- **Quarter Highlights**
  - New fund launched in January seeing strong demand.

* Excludes Japan Post Bank and Nomura Trust & Banking.

Reference:
- Revenue and Income (Loss) before Income Taxes: P33
- Assets Under Management: P33,34
- Investment Trust Related Data: P34

Note: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009.
Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

20

Segment "Other"

Income (Loss) before Income Taxes

Full Year | **Quarter**


(billions of yen)
60
40
20
0
-20
-40
Includes 34bn yen related to Nomura Real Estate Holdings IPO
3.7
7.0
-33.7
21.0
-20.6
(billions of yen)
Fortress impairment of 21bn yen.
Fortress impairment of 62.3bn yen.
JAFCO impairment of 17.6bn yen
-4.1
-7.1
-20.9
13.6
-35.1

- **Business Performance**
  - **Income before income taxes was -35.1 billion yen.**
    - Fortress impairment charge of 62.3 billion yen.

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3 3Q	FY2008.3 4Q	FY2009.3 1Q	FY2009.3 2Q	FY2009.3 3Q
Net gain/loss on trading related to economic hedging transactions	-12.8	-9.7	-64.8	-38.4	-9.7	0.4	1.5	1.0	20.2	**40.3**
Realized gain on investments in equity securities held for operating purposes	1.2	7.0	8.4	18.1	1.5	0.1	0.0	0.3	-1.5	**-1.4**
Equity in earnings of affiliates	8.5	7.3	27.8	53.2	4.7	-5.2	2.3	2.1	4.0	**-0.4**
Corporate items	-10.7	4.5	-7.4	-11.1	-13.4	-11.8	20.3	-5.6	-2.3	**-35.0**
Others*	17.5	-2.0	2.3	-0.8	-3.6	12.4	-31.2	-18.6	-6.7	**-38.7**
Income before income taxes	3.7	7.0	-33.7	21.0	-20.6	-4.1	-7.1	-20.9	13.6	**-35.1**

*Businesses not included in the five business divisions (Joinvest Securities, Nomura Trust & Banking, etc.) are included in Others.
Note: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009.
Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Joinvest Securities

	2007 March	2007 June	2007 September	2007 December	2008 March	2008 June	2008 September	2008 December
Number of Accounts	129,516	166,387	183,267	205,668	248,763	266,932	281,265	**312,203**
Margin Trading Accounts	9,054	11,272	13,519	15,873	18,538	20,919	22,866	**25,208**
Monthly Transaction Value (millions of yen)	591,354	699,710	573,236	695,415	789,250	879,079	388,987	**368,420**
Margin Transaction Value	386,363	453,191	405,078	499,429	591,423	625,342	222,055	**194,622**
Assets in Custody (millions of yen)	256,215	319,248	342,276	364,367	364,445	414,149	371,018	**365,980**

21

Non-interest Expenses

Other

Business development expenses

Occupancy and related depreciation

Information processing and communications

Commissions and floor brokerage

Compensation and benefits

Full Year

(billions of yen)

1,000

851.8

800

680.5 607.8 600

400 200 0

Quarter

(billions of yen)

400

349.8

300

219.8 219.4

199.9 197.4 200

100

0

Business Performance

Non-interest expenses of 349.8 billion yen (77.2% QoQ)

Up mainly due to compensation and benefits related to Lehman acquisitions. Additional expenses related to Lehman acquisitions of 60.3 billion yen.

Other expenses increased due to Fortress impairment charge (Y62.3bn).

FY2006.3 FY2007.3 FY2008.3 FY2008.3 FY2009.3 QoQ

3Q 4Q 1Q 2Q 3Q

Compensation and benefits 311.3 331.0 366.8 93.4 78.4 87.9 80.1 161.8 102.0% Variable-type compensation and benefits 150.5 157.6 174.7 45.6 30.6 39.6 33.0 26.1 -21.0% Commissions and floor brokerage 31.4 49.8 90.2 20.4 24.5 18.6 20.3 17.6 -13.7% Information processing and communications 89.1 109.5 135.0 33.9 37.2 33.4 34.6 40.8 17.9% Occupancy and related depreciation 50.8 57.4 64.8 14.3 19.5 15.9 17.2 23.2 35.3% Business development expenses 30.6 35.3 38.1 9.5 10.0 7.0 7.9 8.1 2.6% Other 94.7 97.5 156.9 28.5 50.1 56.5 37.2 98.2 163.8% Total 607.8 680.5 851.8 199.9 219.8 219.4 197.4 349.8 77.2%

Reference:

• Number of Employees: P36

Financial Supplement

NOMURA

Domestic Retail Related Data (1)

(billions of yen)

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3		FY2009.3			QoQ	YoY
						3Q	4Q	1Q	2Q	3Q		
Commissions	155.2	174.0	269.4	251.4	225.9	55.8	39.2	45.5	41.0	**28.9**	-29.4%	-48.2%
Sales credit	97.8	73.7	109.0	96.8	94.2	21.6	18.8	21.3	15.0	**22.8**	51.6%	5.5%
Fees from investment banking	26.1	24.5	26.4	24.0	14.9	3.6	4.6	2.0	2.0	**5.6**	177.6%	55.9%
Investment trust administration fees and other	21.8	26.1	34.4	47.5	59.7	15.5	14.2	15.5	15.2	**10.9**	-28.5%	-30.0%
Net interest revenue	4.9	6.1	7.4	20.4	7.3	1.8	1.7	1.5	1.1	**1.4**	23.0%	-22.5%
Net revenue	305.8	304.4	446.5	440.1	402.0	98.4	78.5	85.8	74.5	**69.7**	-6.5%	-29.2%
Non-interest expenses	226.2	223.2	249.3	279.3	279.7	69.9	67.5	69.6	69.1	**67.4**	-2.6%	-3.6%
Income before income taxes	79.5	81.2	197.2	160.9	122.3	28.5	11.1	16.2	5.3	**2.3**	-57.1%	-92.0%
Domestic distribution volume of investment trusts* (trillions of yen)	13.7	14.2	20.5	21.4	20.4	4.9	3.7	4.0	3.7	**3.6**	-2.1%	-25.8%
Bond investment trusts	10.1	10.4	14.3	14.4	13.9	3.3	2.6	2.7	2.5	**2.4**	-3.4%	-28.9%
Stock investment trusts	1.6	2.3	4.5	6.0	5.2	1.2	0.8	0.9	1.0	**1.0**	0.5%	-18.3%
Foreign investment trusts	2.1	1.4	1.7	1.0	1.3	0.3	0.3	0.4	0.3	**0.3**	-0.1%	-22.2%
Other (billions of yen)												
Accumulated value of annuity insurance policies	261.6	446.4	683.3	990.4	1,205.3	1,165.3	1,205.3	1,259.0	1,303.6	**1,358.9**	4.2%	16.6%
Sales of JGBs for individual investors (transaction base)	1,271.6	1,290.6	747.8	615.2	292.3	41.4	22.8	68.8	20.2	**12.8**	-36.7%	-69.1%
Retail foreign currency bond sales	1,990.0	1,154.4	1,119.2	677.1	954.0	286.9	383.2	322.0	245.9	**142.7**	-42.0%	-50.3%

*Nomura Securities

24

Domestic Retail Related Data (2)

Stock brokerage commissions and Commissions for distribution of investment trusts*

Stock brokerage commissions

Commissions for distribution of investment trusts*

Full Year

(billions of yen)

180 150 120 90 60 30 0

Quarter

(billions of yen)

50 40 30 20 10 0

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

Stock brokerage commissions 92.1 103.0 153.6 98.3 75.1

Commissions for distribution of investment trusts* 46.9 49.9 95.9 124.7 124.5 *Nomura Securities

FY2008.3 FY2009.3

3Q 4Q 1Q 2Q 3Q QoQ YoY

18.7 13.9 14.8 10.7 15.0 40.7% -19.7%

31.4 18.1 26.8 25.1 8.3 -67.0% -73.7%

Domestic Retail Related Data (3)

Domestic Retail Client Assets*

Full Year

(trillions of yen)

100

85.2

Other**** 80.5 80

72.2

Overseas mutual funds

61.2

Bond investment trusts 60 54.8

Stock investment trusts 40 Domestic bonds***

Foreign currency bonds** 20 Equities

0

Quarter

75.8

68.6

58.3

Mar.31, 2004 Mar.31, 2005 Mar.31, 2006 Mar.31, 2007 Mar.31, 2008

Equities 28.9 33.5 49.3 48.5 37.2 Foreign currency bonds** 4.0 4.0 3.6 3.3 2.7 Domestic bonds*** 10.0 11.8 13.1 16.4 16.5 Stock investment trusts 3.0 3.3 5.3 7.4 7.3 Bond investment trusts 5.5 4.9 4.5 4.7 4.4 Overseas mutual funds 1.6 1.9 2.3 2.0 1.7 Other**** 1.7 1.9 2.3 2.9 2.5 Total 54.8 61.2 80.5 85.2 72.2

Jun.30, 2008 Sep. 30, 2008 Dec. 31, 2008

39.6 34.3 27.5 3.0 2.7 5.6 16.5 16.4 13.2 7.8 6.7 4.8 4.3 4.2 4.0 1.9 1.7 1.4 2.6 2.6 1.9 75.8 68.6 58.3

*	Domestic Client Assets name changed to Domestic Retail client assets.

** Euroyen bonds have been moved from domestic bonds to foreign currency bonds from the current period.

*** Includes CBs and warrants. **** Includes annuity insurance.

Domestic Retail Related Data (4)

Domestic Retail Client Assets Net Asset Inflow *

Full Year

(billions of yen)

8,000

6,749

6,000 5,975

4,868 4,581

4,000 3,391

2,000

0

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

Quarter

1,066 1,407 1,441

FY2009.3

1Q 2Q 3Q

*Domestic Retail client assets excludes portion from regional financial institutions Note: Net Asset Inflow = Asset Inflow – Asset Outflow

Domestic Retail Related Data (5)

Number of Accounts / IT Share*

(thousands)

Mar. 31,2004 Mar. 31,2005 Mar. 31,2006 Mar. 31,2007 Mar. 31,2008 Jun. 30,2008 Sep. 30,2008 Dec. 31,2008

Accounts with balance 3,460 3,678 3,780 3,953 4,165 4,206 4,281 4,442 Equity holding accounts 1,379 1,680 1,745 1,853 2,027 2,058 2,134 2,310 Nomura Home Trade (online trading accounts) 1,367 1,716 1,969 2,243 2,765 2,834 2,946 3,065

Full Year Quarter

FY2009.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

1Q 2Q 3Q

New individual accounts (thousands) 297 425 343 417 580 129 180 218 IT share*

No. of orders 49% 52% 55% 55% 57% 60% 60% 56% Transaction value 22% 24% 27% 27% 29% 30% 30% 27%

*IT share is the percentage of trades via Nomura Home Trade and Telephone Answer comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment)

NOMURA

Global Markets Related Data (1)

(billions of yen)

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3		FY2009.3			QoQ	YoY
						3Q	4Q	1Q	2Q	3Q		
Fixed Income	174.0	119.8	173.8	123.1	-119.9	32.3	-153.9	-35.2	-15.3	**-172.1**	**-**	**-**
Equity	110.2	90.2	168.5	147.9	206.0	68.0	18.0	42.4	26.4	**7.3**	**-72.4%**	**-89.3%**
Other	0.0	33.1	28.8	19.1	9.5	2.9	2.7	3.8	-17.6	**-6.2**	**-**	**-**
Net revenue	284.1	243.1	371.1	290.0	95.6	103.2	-133.3	11.0	-6.5	**-171.1**	**-**	**-**
Non-interest expenses	163.3	182.9	213.4	231.2	321.8	78.8	75.6	72.6	80.2	**124.4**	**55.3%**	**57.9%**
Income before income taxes	120.8	60.2	157.7	58.8	-226.2	24.4	-208.9	-61.6	-86.7	**-295.5**	**-**	**-**

Notes: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.

Securitization Product Holdings

Holdings by Product and Region

(billions of yen)

	As of Dec 31,2008				
	Outstanding Balance	Japan	Asia	Europe	US
Commercial Mortgage Backed Securities (CMBS)	14.9	9.9	-	-	5.0*
Residential Mortgage Backed Securities (RMBS)	51.2	38.4	-	-	12.8**
Commercial Real Estate Backed Securities	42.6	42.6	-	-	-
Other Securitization Products	50.9	45.2	2.3	0.4	3.1
Total	159.6	136.0	2.3	0.4	21.0

*The 5 billion yen shown here is mainly for synthetic CDO business carried out in Europe. In addition to this amount, we had a position of 70.5 billion yen in the US CMBS-related business at the end of December 2008. This has been included in whole loans and is not shown here.
**Fund seed money holding government sponsored enterprise agency mortgages.

CMBS by Rating

(billions of yen)

	As of Dec 31,2008					
	Outstanding Balance	AAA	AA	A	No Rating	Ginnie Mae GSE*
Japan	9.9	5.3	0.0	0.3	4.3	-
US	5.0	2.4	0.6	0.1	-	1.9
Total	14.9	7.7	0.6	0.4	4.3	1.9

* Government Sponsored Enterprises

Leveraged Finance* Balance

(billions of yen)

	As of Dec 31,2008		
	Outstanding Balance	Drawn Down	Remaining Comittments
Japan	38.7	36.8	1.9
Europe	63.6	58.8	4.8
Total	102.3	95.6	6.7

*Loans for leveraged buy-outs and leveraged buy-ins

29

Global Markets Related Data (2)

Monoline Insurers-related Exposure

Credit Derivative Transactions* with Monoline Insurers

2008/12/31 (millions of US$) Monoline Insurers by Counterparty Risk Credit Rating** Notional Gross Exposure Reserves and other Net Exposure CDS Protection (No. of companies) Adjustments AAA (2) $1,613 $415 $59 $356 $0 BBB(1) $1,472 $410 $265 $146 $76 Total $3,084 $825 $324 $502 $76

2008/9/30 (millions of US$) Monoline Insurers by Counterparty Risk Credit Rating** Notional Gross Exposure Reserves and other Net Exposure CDS Protection (No. of companies) Adjustments AAA (2) $1,587 $203 $30 $172 $0 BBB(1) $1,478 $188 $126 $62 $58 Total $3,065 $390 $156 $234 $58

*	Excluding provisions and hedged exposure.

** Based on S&P or Moody’s depending on which rating is lower.

NOMURA

Global Investment Banking Related Data

(billions of yen)

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3		FY2009.3			QoQ	YoY
						3Q	4Q	1Q	2Q	3Q		
Net revenue	70.9	75.4	99.7	99.2	83.1	20.8	14.8	29.0	5.2	**22.7**	**331.8%**	**9.2%**
Non-interest expenses	53.7	46.2	48.1	54.8	60.3	15.0	14.6	16.4	14.0	**42.6**	**204.9%**	**183.3%**
Income before income taxes	17.2	29.2	51.5	44.4	22.8	5.7	0.2	12.6	-8.7	**-19.9**	-	-

Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.

League Tables

Equity Capital Markets Bookrunner League table
Japan Equity & Equity-Related

Rank	Bookrunner	Jan. 1, 2008 - Dec. 31, 2008 Proceeds (USD mil)	Mkt. Share	No. of Deals
1	Nomura	5,180.3	34.3%	27
2	Daiwa Securities SMBC	3,048.6	20.2%	21
3	Nikko Citi	1,554.2	10.3%	10
4	Mitsubishi UFJ Financial Group	1,235.3	8.2%	9
5	JP Morgan	1,048.2	6.9%	2
6	Morgan Stanley	966.2	6.4%	2
7	Goldman Sachs	725.6	4.8%	2
8	Deutsche Bank	640.4	4.2%	2
9	UBS	318.2	2.1%	2
10	Mizuho Financial Group	222.2	1.5%	9

M&A Financial Advisors League table
Any Japanese Involvement Announced

Announced deals, value base

Rank	Advisor	Jan. 1, 2008 - Dec. 31, 2008 Rank Value (USD mil)	Mkt. Share	No. of Deals
1	Nomura	32,308.4	21.2%	109
2	Goldman Sachs	31,388.9	20.6%	32
3	UBS	27,053.2	17.8%	20
4	Morgan Stanley	23,772.0	15.6%	29
5	Merrill Lynch	21,392.2	14.0%	20
6	Mitsubishi UFJ Financial Group	21,198.6	13.9%	92
7	Daiwa Securities SMBC	20,386.5	13.4%	69
8	JP Morgan	20,339.6	13.4%	26
9	Lazard	11,065.2	7.3%	7
10	Credit Suisse	10,616.2	7.0%	13

Global & Euro Yen Bonds

Rank	Bookrunner	Jan. 1, 2008 - Dec. 31, 2008 Proceeds (JPY mil)	Mkt. Share	No. of Issues
1	Daiwa Securities SMBC	636,281.6	20.3%	20
2	Nomura	587,304.4	18.7%	15
3	Mitsubishi UFJ Financial Group	332,994.1	10.6%	8
4	BNP Paribas	285,500.0	9.1%	26
5	Nikko Citi	267,019.9	8.5%	17
6	Barclays Capital	242,174.6	7.7%	10
7	Morgan Stanley	181,702.8	5.8%	9
8	Mizuho Financial Group	92,694.0	3.0%	6
9	Merrill Lynch	80,030.0	2.6%	5
10	Deutsche Bank	52,975.0	1.7%	2

Domestic Straight Bonds (excluding self-funding)

Rank	Bookrunner	Apr. 1, 2008 - Dec. 31, 2008 Proceeds (JPY mil)	Mkt. Share	No. of Issues
1	Mizuho Financial Group	1,482,867.0	23.9%	74
2	Mitsubishi UFJ Financial Group	1,346,364.5	21.7%	71
3	Nomura	1,140,332.2	18.4%	64
4	Daiwa Securities SMBC	1,133,364.0	18.3%	60
5	Nikko Citi	739,011.0	11.9%	44
6	Shinko Securities	117,250.0	1.9%	3
7	Goldman Sachs	99,142.8	1.6%	6
8	Toyota FInancial Services Sec.	41,824.2	0.7%	7
9	Deutsche Bank	22,500.0	0.4%	2
10	Mizuho Investors Securities	22,250.0	0.4%	2

Source: Thomson Reuters

31

NOMURA

Global Merchant Banking Related Data

(billions of yen)

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3		FY2009.3			QoQ	YoY
						3Q	4Q	1Q	2Q	3Q		
Net revenue	10.7	7.3	68.2	65.0	64.8	-10.2	23.1	-37.0	20.5	**-35.0**	-	-
Non-interest expenses	10.2	10.4	12.8	12.2	11.5	2.1	3.0	2.4	5.9	**2.6**	**-55.5%**	**22.0%**
Income before income taxes	0.5	-3.0	55.4	52.8	53.3	-12.3	20.1	-39.4	14.6	**-37.6**	-	-

Business Exposure


Full Year
Quarter
(billions of yen)
600
500
400
300
200
100
0
375.7
84.5
457.6
132.1
439.1
98.7
543.4
231.2
381.4
210.9
407.7
232.0
433.8
279.0
375.3
266.7
Terra Firma
Asia
Europe (excluding Terra Firma)
Japan

	Mar. 31,2004	Mar. 31,2005	Mar. 31,2006	Mar. 31,2007	Mar. 31,2008	Jun. 30,2008	Sep. 30,2008	Dec. 31,2008
Japan	68.9	108.4	59.9	195.5	169.5	193.4	214.0	**201.8**
Europe (excluding Terra Firma)	15.6	23.7	38.8	35.7	41.4	38.6	60.3	**60.9**
Asia	-	-	-	-	-	-	4.7	**4.0**
Sub Total	84.5	132.1	98.7	231.2	210.9	232.0	279.0	**266.7**
Terra Firma	291.2	325.5	340.4	312.2	170.5	175.7	154.8	**108.6**
Total	375.7	457.6	439.1	543.4	381.4	407.7	433.8	**375.3**

Notes: 1. Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others.
2. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG), Nomura Phase4 Ventures (NPV) and others.

32

Asset Management Related Data (1)

(billions of yen)

FY2008.3 FY2009.3

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Net revenue 40.1 47.6 64.1 88.1 88.7 22.7 16.9 21.1 14.7 10.8 -26.3% -52.3% Non-interest expenses 36.4 34.6 40.3 48.7 54.8 13.4 13.7 13.0 13.9 12.9 -7.1% -3.4% Income before income taxes 3.8 13.0 23.8 39.4 34.0 9.3 3.3 8.2 0.8 -2.1 - - Note1: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

2: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Total Assets Under Management

Full Year

(trillions of yen)

35

30 27.0

25.8

25 23.1

20

17.6 17.9 15

10

5

0

Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar.31, 2008

Quarter

27.2

24.3

20.3

Jun.30, 2008 Sep.30, 2008 Dec.31, 2008

Notes: 1. Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, MAINTRUST KAG, and Nomura Funds Research and Technologies America, Private

Equity Funds Research and Investments. Adjusted for asset overlap amongst group companies. Data until March 31, 2006, include Nomura BlackRock Asset Management.

2. Nomura Funds Research and Technologies America data as of end of November 2008.

Asset Management Related Data (2)

Nomura Asset Management Assets Under Management

Full Year Quarter

(trillions of yen)

30

25.9 25.2

25 24.3

Overseas investment 22.5 advisory 21.0 Domestic investment 20 18.9 advisory

15.7 16.0

Privately placed investment trusts 15 Public bond investment trusts

10

Public stock investment trusts

5

0

Mar. 31 Mar. 31 Mar. 31 Mar. 31 Mar. 31 Jun. 30 Sep. 30 Dec. 31 2004 2005 2006 2007 2008 2008 2008 2009

Investment trusts 11.3 10.8 14.0 18.8 17.2 17.8 15.9 13.0

Public stock investment trusts 4.5 4.4 6.9 10.8 9.8 10.2 8.7 6.4 Public bond investment trusts 6.3 5.6 5.6 5.8 5.3 5.4 5.2 4.9 Privately placed investment trusts 0.4 0.8 1.5 2.2 2.0 2.2 2.0 1.7

Investment advisory 4.4 5.1 7.0 7.1 7.1 7.4 6.6 5.9

Domestic investment advisory 3.0 3.2 4.0 3.7 4.6 4.9 4.5 4.4 Overseas investment advisory 1.4 2.0 3.0 3.4 2.4 2.5 2.0 1.4

Total 15.7 16.0 21.0 25.9 24.3 25.2 22.5 18.9

Domestic Public Investment Trust Market and Nomura Asset Management Market Share

(trillions of yen)

Mar. 31 Mar. 31 Mar. 31 Mar. 31 Mar. 31 Jun. 30 Sep. 30 Dec. 31 2004 2005 2006 2007 2008 2008 2008 2008

Domestic public stock investment trusts

Market 23.3 28.9 45.0 59.4 57.7 60.6 52.8 40.8 Nomura’s share (%) 19% 15% 15% 18% 17% 17% 16% 16% Domestic public bond investment trusts Market 15.8 13.5 13.5 13.2 12.0 12.5 12.0 11.3 Nomura’s share (%) 40% 42% 42% 44% 44% 43% 43% 43% Source: Investment Trusts Association, Japan

Nomura Asset Management Net Asset Inflow

Full Year Quarter

(trillions of yen)

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

1Q 2Q 3Q

Public stock investment trusts 0.1 -0.1 1.0 3.8 2.0 -0.1 -0.1 -0.1 Exclude ETF -0.1 0.2 1.4 3.7 1.8 -0.1 -0.2 -0.1 Public bond investment trusts -1.0 -0.7 0.0 0.2 -0.5 0.0 -0.1 -0.3 Privately placed investment trusts 0.1 0.3 0.5 0.7 0.2 0.1 0.1 0.0 Net Asset Inflow -0.7 -0.5 1.5 4.6 1.7 0.0 -0.2 -0.4

Value at Risk

Definition

99% confidence level (2.33 standard dev.)

1-day time horizon for outstanding portfolio

Inter-product price fluctuations considered

From April 1, 2008 to December 31, 2008 (billions of yen)

Maximum: 13.9

Minimum: 5.9

Average: 9.1

(billions of yen)

Mar. 2004 Mar. 2005 Mar. 2006 Mar. 2007 Mar. 2008 Jun. 2008 Sep. 2008 Dec. 2008

Equity 3.3 3.0 6.0 4.6 4.2 3.3 2.7 2.5 Interest Rate 2.0 2.8 3.3 3.7 4.7 3.7 3.4 4.2 Foreign Exchange 0.5 0.7 1.4 1.4 8.0 4.8 6.3 11.8

Sub-total 5.8 6.5 10.7 9.8 16.9 11.8 12.4 18.5 Diversification Benefit -1.9 -2.4 -3.7 -3.6 -6.8 -5.5 -5.1 -6.2 VaR 3.9 4.1 7.0 6.2 10.1 6.3 7.3 12.3

Number of Employees

Mar. 2004 Mar. 2005 Mar. 2006 Mar. 2007 Mar. 2008 Dec. 2008

Japan (excluding FA)* 9,185 9,236 9,618 10,667 11,561 13,261 Japan (FA)** 1,915 1,875 1,948 2,174 2,377 2,455 Europe 1,403 1,535 1,515 1,791 1,956 4,559 Americas 866 1,026 1,073 1,322 1,063 1,040 Asia/Oceania(excluding Powai) 655 718 778 900 1,070 2,532 Powai - - - - - 2,472 Total 14,024 14,390 14,932 16,854 18,026 26,318

Note: Headcount figures have been reclassified to include certain contract employees since September 2007. Certain reclassifications of previously reported amounts have been made to conform to the current presentation. *Excludes employees of private equity investee companies **Figures up to Mar. 2008 include savings advisors.

Market Share Data

NOMURA

Secondary Market Share Data

(trillions of yen)

	Full Year FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	Quarter FY2009.3 1Q	FY2009.3 2Q	FY2009.3 3Q
Individual Equity Agency Transactions Share*								
Market	105.9	144.7	308.3	270.2	235.5	52.2	38.6	**40.7**
Nomura Securities' share	10%	8%	7%	5%	4%	4%	3%	**5%**
Off-floor/Off-exchange Equity Trading Share*								
Off-floor market	31.9	33.2	48.6	48.2	46.0	9.9	8.6	**7.6**
Off-exchange	19.3	21.1	30.5	42.8	49.6	12.8	11.5	**6.5**
Nomura Securities' share	16%	17%	21%	21%	21%	14%	17%	**22%**
JGB Auction Share**								
Market	74.4	80.1	80.7	85.3	85.3	21.2	19.9	**20.1**
Nomura Securities' share	16%	18%	11%	11%	11%	10%	11%	**12%**
Bond Secondary Trading Share								
Market	1,235	1,361	1,296	1,341	1,526	406	378	**395**
Nomura Securities' share	16%	15%	13%	11%	10%	8%	9%	**13%**

* Source: Nomura, based on Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, and Japan Securities Dealers Association data.

** JGB auction share market only includes competitive auctions.

Primary Market Share Data

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3 1-3Q (accumulated)
Japan Equity and Equity-related						
Nomura's share	30%	25%	26%	33%	42%	**27%**
Japanese IPO						
Nomura's share	27%	32%	20%	21%	44%	**52%**
Japanese PO						
Nomura's share	33%	25%	27%	40%	42%	**31%**
Convertible Bonds						
Nomura's share	28%	19%	34%	34%	38%	**15%**
Global and Euro Yen Bonds						
Nomura's share	31%	23%	23%	7%	5%	**17%**
Straight Bonds, Lead Manager (excl. self-funding)						
Nomura's share	19%	17%	18%	14%	16%	**14%**

Source: Thomson Reuters (Value base)

37

NOMURA

Consolidated Income

(billions of yen)

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3		FY2009.3		
						3Q	4Q	1Q	2Q	3Q
Revenue										
Commissions	210.2	222.0	356.3	337.5	404.7	103.4	81.4	82.2	84.9	**73.4**
Fees from investment banking	87.0	92.3	108.8	99.3	85.1	20.3	18.7	13.4	10.0	**19.7**
Asset management and portfolio service fees	66.2	78.5	102.7	146.0	189.7	47.6	43.9	42.8	42.4	**29.4**
Net gain on trading	229.0	201.7	304.2	290.0	61.7	65.1	-111.8	10.5	-21.0	**-134.5**
Gain (loss) on private equity investments	13.1	7.7	12.3	47.6	76.5	-3.0	26.6	-37.7	23.2	**-24.8**
Interest and dividends	343.3	401.4	693.8	981.3	796.5	177.3	78.6	118.0	127.0	**45.9**
Gain (loss) on investments in equity securities	55.9	15.3	67.7	-20.1	-48.7	-7.0	-17.0	1.0	-9.8	**-12.9**
Private equity entities product sales	17.6	75.1	88.2	100.1	-	-	-	-	-	**-**
Other	23.6	32.3	58.8	67.4	28.2	-3.4	5.7	27.7	1.1	**6.6**
Total revenue	1,045.9	1,126.2	1,792.8	2,049.1	1,593.7	400.4	126.0	257.9	257.7	**2.7**
Interest expense	242.8	327.0	647.2	958.0	806.5	156.1	104.5	122.8	129.7	**52.5**
Net revenue	803.1	799.2	1,145.7	1,091.1	787.3	244.3	21.5	135.1	128.1	**-49.7**
Non-interest expenses	520.4	594.4	700.1	769.3	851.8	199.9	219.8	219.4	197.4	**349.8**
Income (loss) from continuing operations before income taxes	282.7	204.8	445.6	321.8	-64.6	44.4	-198.3	-84.3	-69.3	**-399.5**
Income from discontinued operations before income taxes	-	-	99.4	-	-	-	-	-	-	**-**
Income (loss) before income taxes	282.7	204.8	545.0	321.8	-64.6	44.4	-198.3	-84.3	-69.3	**-399.5**
Net income (loss) from continuing operations	172.3	94.7	256.6	175.8	-67.8	21.8	-153.9	-76.6	-72.9	**-342.9**
Net income from discontinued operations	-	-	47.7	-	-	-	-	-	-	**-**
Net income (loss)	172.3	94.7	304.3	175.8	-67.8	21.8	-153.9	-76.6	-72.9	**-342.9**

Note1: In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.

2: The above amounts reflect retrospective application of Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" for the year ended March 31, 2008.

38

NOMURA

Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes

(billions of yen)

		FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3 3Q	FY2008.3 4Q	FY2009.3 1Q	FY2009.3 2Q	FY2009.3 3Q
Domestic Retail		79.5	81.2	197.2	160.9	122.3	28.5	11.1	16.2	5.3	**2.3**
Global Markets		120.8	60.2	157.7	58.8	-226.2	24.4	-208.9	-61.6	-86.7	**-295.5**
Global Investment Banking		17.2	29.2	51.5	44.4	22.8	5.7	0.2	12.6	-8.7	**-19.9**
Global Merchant Banking		0.5	-3.0	55.4	52.8	53.3	-12.3	20.1	-39.4	14.6	**-37.6**
Asset Management		3.8	13.0	23.8	39.4	34.0	9.3	3.3	8.2	0.8	**-2.1**
5 Business Segment Total		221.8	180.6	485.7	356.3	6.2	55.6	-174.3	-64.1	-74.7	**-352.9**
Other		3.7	7.0	-33.7	21.0	-20.6	-4.1	-7.1	-20.9	13.6	**-35.1**
Segment Total		225.5	187.6	452.0	377.3	-14.4	51.5	-181.4	-84.9	-61.0	**-388.0**
Unrealized gain (loss) on investments in equity securities held for operating purposes		54.7	8.4	59.3	-38.2	-50.2	-7.1	-17.0	0.7	-8.3	**-11.6**
Effect of consolidation/deconsolidation of certain private equity investee companies		2.4	8.9	-65.7	-17.3	-	-	-	-	-	**-**
US GAAP	Income (loss) from continuing operations before income taxes	282.7	204.8	445.6	321.8	-64.6	44.4	-198.3	-84.3	-69.3	**-399.5**
	Income from discontinued operations before income taxes	-	-	99.4	-	-	-	-	-	-	**-**
	Total	282.7	204.8	545.0	321.8	-64.6	44.4	-198.3	-84.3	-69.3	**-399.5**

Notes: 1. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information. Unrealized gain (loss) on investments held for operating purposes and the effects of consolidation and deconsolidation of certain investments in our private equity business are classified as reconciling items outside our segment information. In addition, Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" has been applied for private equity investments since the year ended March 31, 2008.

2. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.

3. In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.

4. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

5. The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

39

NOMURA

Main Revenue Items

(billions of yen)

		FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3		FY2009.3		
							3Q	4Q	1Q	2Q	3Q
Commissions	Stock brokerage commissions (Domestic Retail)	92.1	103.0	153.6	98.3	75.1	18.7	13.9	14.8	10.7	**15.0**
	Stock brokerage commissions (Other)	45.4	40.2	79.5	73.2	166.6	44.5	41.2	32.7	41.3	**41.8**
	Other brokerage commissions	12.2	13.0	14.3	6.8	9.3	2.4	1.6	1.7	1.9	**3.5**
	Commissions for distribution of investment trusts	37.3	41.7	85.1	120.5	121.2	30.6	17.2	25.8	24.2	**6.9**
	Other	23.2	24.1	23.8	38.6	32.4	7.4	7.4	7.1	6.9	**6.3**
	Total	210.2	222.0	356.3	337.5	404.7	103.4	81.4	82.2	84.9	**73.4**
Fees from Investment Banking	Equity underwriting and distribution	44.7	49.1	57.3	56.6	32.1	11.3	6.3	2.3	0.6	**8.8**
	Bond underwriting and distribution	26.4	20.5	21.2	15.3	13.4	2.9	4.2	4.4	2.8	**0.6**
	M&A/Financial advisory fees	15.8	22.6	30.3	26.7	37.8	5.7	8.2	4.6	6.2	**10.1**
	Other	0.1	0.1	0.1	0.7	1.8	0.4	-0.0	2.1	0.4	**0.1**
	Total	87.0	92.3	108.8	99.3	85.1	20.3	18.7	13.4	10.0	**19.7**
Asset Management and Portfolio Service Fees	Asset management fees	44.2	51.1	68.5	106.3	150.3	38.7	33.2	33.5	31.0	**21.2**
	Administration fees	12.1	16.1	20.6	24.0	21.7	4.6	6.3	5.0	7.4	**4.8**
	Custodial fees	9.9	11.3	13.6	15.7	17.7	4.3	4.3	4.3	4.1	**3.4**
	Total	66.2	78.5	102.7	146.0	189.7	47.6	43.9	42.8	42.4	**29.4**
Net Gain on Trading*	Bonds and other	152.3	120.9	150.9	154.9	-70.3	44.7	-141.2	-22.7	-22.3	**-120.0**
	Equity	75.2	76.8	148.1	137.6	137.0	25.6	31.5	33.3	1.7	**-14.0**
	Merchant banking	1.5	4.0	5.2	-2.5	-5.0	-5.1	-2.1	-0.1	-0.5	**-0.6**
	Net interest revenue	100.4	74.3	46.6	23.3	-9.9	21.2	-25.9	-4.8	-2.7	**-6.6**
	Total	329.4	276.0	350.8	313.4	51.8	86.3	-137.7	5.7	-23.7	**-141.1**

*Includes net interest revenue

40

Nomura Holdings, Inc.

www.nomura.com